Exhibit 99.2

Decent Holding Inc. Announces Closing of Initial Public Offering

Yantai, China, Jan. 23, 2025 (GLOBE NEWSWIRE) -- Decent Holding Inc. (Nasdaq: DXST) (the “Company”), an established wastewater treatment services provider in China, today announced the closing of its initial public offering (the “Offering”) of 1,250,000 ordinary shares (the “Ordinary Shares”) at a public offering price of $4.00 per share for aggregate gross proceeds of $5 million, before deducting underwriting discounts and other offering expenses. The Ordinary Shares commenced trading on Nasdaq Capital Market on January 22, 2025, under the ticker symbol “DXST”. The Offering closed on January 23, 2025.

In addition, the Company has granted the underwriters an option, exercisable within 45 days from the closing date of the Offering, to purchase up to an additional 187,500 Ordinary Shares at the public offering price, less underwriting discounts, to cover over-allotments, if any.

The Company intends to use the net proceeds from the Offering for (i) business expansion; (ii) research and development; (iii) promoting the river water quality management service and expanding the treatment scope of river water; (iv) development and upgrade of wastewater treatment technology; and (v) recruiting talents in research and development and management.

The Offering was conducted on a firm commitment basis. Craft Capital Management LLC and D. Boral Capital LLC acted as underwriters (the “Underwriters”) for the Offering. Ortoli Rosenstadt LLP acted as U.S. securities counsel to the Company, and The Crone Law Group, P.C. acted as U.S. securities counsel to the Underwriters, in connection with the Offering.

A registration statement on Form F-1 (File No. 333-282509) relating to the Offering, as amended, was previously filed with the U.S. Securities and Exchange Commission (the “SEC“) and was declared effective by the SEC on January 21, 2025. The Offering is being made only by means of a prospectus. Copies of the prospectus related to the Offering may be obtained from Craft Capital Management LLC by standard mail to Craft Capital Management LLC, 377 Oak St, Lower Concourse, Garden City, NY 11530, or via email at info@craftcm.com or by telephone at +1 (800) 550-8411; or from D. Boral Capital LLC by standard mail to D. Boral Capital LLC, 590 Madison Ave 39th Floor, New York, NY 10022, or by email at info@dboralcapital.com, or by telephone at +1 (212) 970-5150. In addition, a copy of the final prospectus relating to the Offering, dated January 21, 2025, can also be obtained via the SEC’s website at www.sec.gov.

Before you invest, you should read the prospectus and other documents the Company has filed or will file with the SEC for more information about the Company and the Offering. This press release has been prepared for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy the securities described herein, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Decent Holding Inc.

Decent Holding Inc. specializes in the provision of wastewater treatment by cleansing the industrial wastewater, ecological river restoration and river ecosystem management by enhancing the water quality, as well as microbial products primarily used for pollutant removal and water quality enhancement, through the Company’s subsidiary, Shandong Dingxin Ecology Environmental Co., Ltd.

For more information, please visit: https://ir.dxshengtai.com.

Forward-Looking Statement

This press release contains forward-looking statements. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may, “will, “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. These forward-looking statements include, without limitation, the Company's statements regarding the expected trading of its Ordinary Shares on the Nasdaq Capital Market and the closing of the Offering. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company's expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the uncertainties related to market conditions and the completion of the initial public offering on the anticipated terms or at all, and other factors discussed in the “Risk Factors” section of the registration statement filed with the SEC. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company's filings with the SEC, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For more information, please contact:

Investor Relations

WFS Investor Relations Inc.

Connie Kang

Partner

Email: ckang@wealthfsllc.com

Tel: +86 1381 185 7742 (CN)